Exhibit 99.1

Contents

Page

Report of Independent Auditors	2

Financial Statements

Statements of Revenues and Direct Operating Expenses	3

Notes to the Statements of Revenues and Direct Operating Expenses	4 - 5

Supplemental Oil and Natural Gas Information (Unaudited)	5 - 7

Report of Independent Auditors

The Board of Directors

Sundance Energy, Inc.

We have audited the accompanying statements of revenues and direct operating expenses (the “financial statements”) of the properties to be acquired from Pioneer Natural Resources Company, Reliance EagleFord Upstream Holdings, LP, and Newpek, LLC (the “Eagle Ford Properties”) for the years ended December 31, 2017 and 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Eagle Ford Properties for the years ended December 31, 2017 and 2016 in conformity with U.S. generally accepted accounting principles.

Basis of Presentation

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The presentation is not intended to be a complete financial statement presentation of the properties described above.

/s/ Ernst & Young LLP

Dallas, Texas
May 2, 2018

THE EAGLE FORD PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

(in thousands)

Year Ended December 31,	2017	2016
Revenues:
Oil, natural gas and natural gas liquids sales	$24,467	$27,791

Direct operating expenses:
Lease operating expenses	12,418	15,168
Production taxes	1,438	1,659

Total direct operating expenses	13,856	16,827

Revenues in excess of direct operating expenses	$10,611	$10,964

See accompanying Notes to the Statements of Revenues and Direct Operating Expenses.

THE EAGLE FORD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

1.              Background and Basis of Presentation

On April 23, 2018, Sundance Energy Inc., a wholly owned subsidiary of Sundance Energy Australia Limited (“Sundance” or the “Company”), acquired oil, natural gas and natural gas liquids properties in the Eagle Ford located in McMullen, Live Oak, Atascosa and La Salle Counties, Texas (collectively, the “Eagle Ford Properties”) from Pioneer Natural Resources USA, Inc., Reliance EagleFord Upstream Holding LP, and Newpek, LLC (the “Sellers”) for a total purchase price of $220.1 million, subject to customary post-closing adjustments (the “Acquisition”). The effective date of the Acquisition was October 1, 2017.

The Eagle Ford Properties were not accounted for as a separate subsidiary or division during the periods presented. Accordingly, complete financial statements under U.S. generally accepted accounting principles (“GAAP”) are not available or practicable to obtain for the Eagle Ford Properties. The Statement of Revenues and Direct Operating Expenses is not intended to be a complete presentation of the results of operations of the Eagle Ford Properties and may not be representative of future operations as they do not include general and administrative expenses, effects of derivative transactions, interest income or expense, depreciation, depletion and amortization, provision for income taxes and other income and expense items not directly associated with revenues from natural gas, natural gas liquids (“NGLs”) and crude oil. The accompanying Statements of Revenues and Direct Operating Expenses are presented in lieu of the full financial statements required under Rule 3-05 of the Securities and Exchange Commission’s Regulation S-X.

2.              Summary of Significant Accounting Policies

Revenue Recognition

Natural gas sales, NGLs, and Crude Oil Sales. Revenue is recognized when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. The Eagle Ford Properties oil, natural gas and natural gas liquids production is sold, title is passed and revenue is recognized at or near the Eagle Ford Properties wells under short-term purchase contracts at prevailing prices in accordance with arrangements which are customary in the oil, natural gas and natural gas liquids industry.

Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of the Eagle Ford Properties. The direct operating expenses include lease operating and production taxes. Lease operating expenses include lifting costs, well repair expenses, facility maintenance expenses, well workover costs, and other field related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to oil and gas production activities.

Concentration of Credit Risk

Arrangements for oil, natural gas and natural gas liquids sales are evidenced by signed contracts with determinable market prices, and revenues are recorded when production is delivered. The Eagle Ford Properties had revenues from one purchaser, which accounted for 85% of total oil, natural gas and natural gas liquids revenues for each of  the years ended December 31, 2017 and 2016. This concentration of customer may impact the Eagle Ford Properties’ overall business risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. The Sellers believe this risk is mitigated by the size, reputation and nature of its purchasers. All of the Eagle Ford Properties’ revenues are from oil and natural gas production in Texas.

3.              Subsequent Events

Contemporaneous with closing the Acquisition, the Company entered into marketing and transportation contracts with the oil purchaser of the Eagle Ford Properties that include minimum revenue commitments (“MRCs”) of $81.7 million for the years 2018 to 2022 for the Eagle Ford Properties.  As a condition of the Purchase and Sale Agreement, the Company was required by the Sellers and oil purchaser to post bonds and letters of credit in the amount of $40.9 million at closing of the Acquisition for the five year MRC period covering a portion of the MRCs.

THE EAGLE FORD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

4.              Contingencies

Pursuant to the terms of the Purchase and Sale Agreement between the Company and the Seller of the Eagle Ford Properties, any obligations relating to claims, litigation or disputes pending as of the effective date (October 1, 2017) or any matters arising in connection with ownership of the Eagle Ford Properties prior to the effective date are retained by the Seller.

The activities of the Eagle Ford Properties’ working interest may become subject to potential claims and litigation in the normal course of operations. The Company is not aware of any legal, environmental or other contingencies that would have a material effect on the Statements of Revenues and Direct Operating Expenses.

5.              Supplemental Information for Oil Producing Activities (Unaudited)

The following tables summarize the net ownership interest in the proved oil and gas reserves and the standardized measure of discounted future net cash flows related to the proved oil, natural gas and natural gas liquids for the Eagle Ford Properties.

Proved reserves were estimated by qualified petroleum engineers of the Company using historical data and other information from the records of the Seller.

Numerous uncertainties are inherent in establishing quantities of proved reserves. The following reserve data represents estimates only, and should not be deemed exact. In addition, the standardized measure of discounted future net cash flows should not be construed as the current market value of the Eagle Ford Properties or the cost that would be incurred to obtain equivalent reserves.

All information set forth herein relating to the proved reserves, including the estimated future net cash flows and present values, from those dates, is taken or derived from the records of the Sellers of the Eagle Ford Properties. The estimates of reserves attributable to the Eagle Ford Properties assumes no development plans for those properties.  As of December 31, 2016 and 2017, the Sellers of the Eagle Ford Properties did expect to develop the properties.   The Company’s development plan may differ from the Sellers, including the development of certain of the Eagle Ford Properties.  These estimates were based upon review of historical production data and other geological, economic, ownership, and engineering data provided related to the reserves. No reports on these reserves have been filed with any federal agency. In accordance with the SEC’s guidelines, estimates of proved reserves and the future net revenues from which present values are derived were based on an unweighted 12-month average of the first-day-of-the-month price for the period, and held constant throughout the life of the Eagle Ford Properties. Operating costs, development costs, and certain production-related taxes, which are based on current information and held constant, were deducted in arriving at estimated future net revenues.

The proved reserves of the Eagle Ford Properties, all held within the United States, together with the changes therein are as follows:

	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total (Mboe)
Balance as of January 1, 2016	4,254	6,536	1,238	6,581
Production	(678)	(2,003)	(283)	(1,295)
Revisions to previous estimates	419	1,644	214	908

Balance as of December 31, 2016	3,955	6,178	1,169	6,194
Production	(457)	(1,291)	(185)	(857)
Revisions to previous estimates	863	1,866	295	1,469

Balance as of December 31, 2017	4,401	6,752	1,279	6,806

THE EAGLE FORD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Supplemental Information for Oil and Natural Gas Producing Activities (Unaudited) - CONTINUED

	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total (Mboe)
Proved Developed
Balance as of January 1, 2016	4,254	6,536	1,238	6,581
Balance as of December 31, 2016	3,995	6,178	1,169	6,194
Balance as of December 31, 2017	4,401	6,752	1,279	6,806

Proved Undeveloped
Balance as of January 1, 2016	—	—	—	—
Balance as of December 31, 2016	—	—	—	—
Balance as of December 31, 2017	—	—	—	—

Future cash inflows are computed by applying a 12-month average of the first day of the month commodity price adjusted for location and quality differentials to year-end quantities of proved reserves. Future development costs include future asset retirement costs. Future production costs do not include any general and administrative expenses. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair value of the Eagle Ford Properties.

The discounted future cash flow estimates do not include the effects of derivative instruments. The average commodity price follows:

Year Ended December 31,	2017	2016
Average 12-month price, net of differentials, per barrel of oil	$48.81	$38.55
Average 12-month price, net of differentials, per Mcf of natural gas	$2.88	$2.39
Average 12-month price, net of differentials, per barrel of NGL	$18.86	$15.74

Standardized measure of discounted future net cash flows relating to proved reserves was as follows (in thousands):

Year Ended December 31,	2017	2016

Future cash inflows	$258,381	$187,181
Future costs:
Production	(192,962)	(142,736)
Development	(2,499)	(2,499)
Future net inflows before income taxes	62,920	41,946
Future income taxes	—	—
Future net cash flows	62,920	41,946
10% discount factor	(14,040)	(7,733)
Standardized measure of discounted future net cash flows	$48,880	$34,213

THE EAGLE FORD PROPERTIES

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

Supplemental Information for Oil and Natural Gas Producing Activities (Unaudited) - CONTINUED

(in thousands)

The principal changes in standardized measure of discounted future net cash flows were as follows:

Year Ended December 31,	2017	2016

Standardized measure at the beginning of the year	$34,213	$38,057
Sales, net of production costs	(10,611)	(10,964)
Net change in prices, net of production costs	13,876	2,908
Revision of quantity estimates	11,516	5,775
Accretion of discount	3,421	3,806
Changes in production rates and timing	(3,535)	(5,369)
Standardized measure at the end of the year	$48,880	$34,213